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Exhibit 99.1  Press Release



PRESS RELEASE
January 5, 1998

                      For more information contact:
                      David M. Bradley
                      Chairman, President & Chief Executive Officer North Central Bancshares, Inc.
                      825 Central Avenue
                      Fort Dodge, Iowa 50501
                      515-576-7531

    NORTH CENTRAL BANCSHARES, INC. ACQUISITION OF VALLEY SAVINGS BANK, FSB
                   APPROVED BY OFFICE OF THRIFT SUPERVISION

Fort Dodge, Iowa, January 5, 1998...North Central Bancshares, Inc. (NASDAQ/NMS:FFFD) has received approval from the Office of Thrift Supervision for the acquisition of Valley Financial Corp. and its wholly owned subsidiary Valley Savings Bank, FSB. In connection with the acquisition, Valley Savings Bank will be merged into First Federal Savings Bank of Fort Dodge, the wholly owned subsidiary of North Central. The shareholders of Valley Financial previously approved the transaction at a meeting held in November, 1997.

Mr. David M. Bradley, Chairman of the Board, President and Chief Executive Officer of both North Central and First Federal commented, "We are very pleased to have received both Valley Financial shareholder and bank regulatory approval. We are confident that the transaction will enhance shareholder value and provide long-term benefits for our customers and the communities that First Federal and Valley Savings Bank serve."

The closing of the transaction is scheduled to occur as of the close of business on January 30, 1998. Each share of Valley Financial common stock outstanding will be converted into the right to receive cash consideration equal to $525.00 per share. The transaction will be accounted for by First Federal as a purchase transaction. The branch offices of Valley Savings Bank will be operated as a separate division of First Federal.

North Central Bancshares, Inc. serves north central Iowa at 4 full service locations in Fort Dodge, Nevada and Ames, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Fort Dodge, headquartered in Fort Dodge, Iowa. Upon completion of the transaction, North Central will have assets in excess of $300 million and will operate seven banking offices in southeastern and north central Iowa. First Federal's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD."